FILE No. 82-2418
Rule 12g3-2 (b)

Grove Energy Limited

Date: June 26, 2006

NEWS RELEASE

Nomad & Broker Appointments

Grove Energy Limited ("Company")(TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, reports that it has appointed *Strand Partners Limited ("Strand Partners")* as its nominated advisor pursuant to the Rules of the Alternative Investment Market ("AIM") operated by the London Stock Exchange plc.

Concurrently, with the appointment of Strand Partners, Grove has appointed *Westwind Partners (U.K) Limited ("Westwind") and Mirabaud Securities Limited ("Mirabaud")* as its co-brokers. Each of Westwind and Mirabaud were joint agents in connection with the Company's recent placement of US$15 million 8.75% convertible subordinated notes. Grove is looking forward to building on the relationships established during that placement.

GROVE ENERGY LIMITED

Per "Anthony Hawkshaw"
ANTHONY HAWKSHAW, CFO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

FILE No. 82-2418
Rule 12g3-2 (b)

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com

Phone: +1 604 669 2099
Fax: +1 604 943 3716

Rory Murphy
Strand Partners Limited
Tel: +44 (0) 207 409 3494

Peter Krens
Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362

Paul Newman
Tel: +44 90) 207 290 9713
Westwind Partners (UK) Limited
Tel: +44 90) 207 290 9713

Gary Middleton
St. Swithins
Phone :+44 (0)207 929 4391
gary@swithins.com